Exhibit 99.46

Torex Gold Reports Year-End 2025 Reserves & Resources

ELG Underground continues to deliver; inaugural Inferred Resource declared at Media Luna West; Los Reyes added to the resource base

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario-(Newsfile Corp. - March 24, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) is pleased to report year-end 2025 mineral reserves and resources for the Company’s flagship Morelos Complex (“Morelos”) as well as mineral resources for the Los Reyes Project (“Los Reyes”).

Table 1: Year-over-year comparison of mineral reserves & mineral resources

	Tonnes (kt)	Current AuEq (gpt)	AuEq (koz)	Tonnes (kt)	Previous AuEq (gpt)	AuEq (koz)	Tonnes (kt)	Variance AuEq (gpt)	AuEq (koz)
Proven & Probable Reserves
Morelos	39,653	3.80	4,839	40,408	3.92	5,096	(2%)	(3%)	(5%)
Los Reyes	—	—	—	—	—	—	—	—	—

Total	39,653	3.80	4,839	40,408	3.92	5,096	(2%)	(3%)	(5%)

Measured & Indicated Resources
Morelos	53,146	4.25	7,262	45,679	5.06	7,431	16%	(16%)	(2%)
Los Reyes	49,042	1.30	2,047	—	—	—	—	—	—

Total	102,188	2.83	9,309	45,679	5.06	7,431	124%	(44%)	25%

Inferred Resources
Morelos	22,057	4.10	2,906	16,526	4.22	2,243	33%	(3%)	30%
Los Reyes	17,210	1.38	765	—	—	—	—	—	—

Total	39,267	2.91	3,671	16,526	4.22	2,243	138%	(31%)	64%

Notes to Table:

1.	A full breakdown of mineral reserves and resources including tonnes, grades, and contained metal as well as accompanying notes can be found in Tables 7 and 8 of this release.
2.

Gold equivalent (AuEq) mineral reserves and resources take into account respective metal prices and metallurgical recoveries for gold, silver, and copper. AuEq formulas for mineral reserves and mineral resources for Morelos and Los Reyes can be found in Tables 7 and 8 of this release.

3.	Mineral resources are reported inclusive of mineral reserves, excluding stockpiles.
4.	Year-end mineral reserves and resources as well as year-over-year variance are subject to rounding.

Jody Kuzenko, President & CEO of Torex, stated:

“We continue to enhance and extend our long-term production profile through a systematic approach to exploration and resource drilling which has, once again, added new reserves and reinforced the underlying, long-term, resource potential of Morelos. Drilling at ELG Underground has added close to two years to the reserve life of the deposit while the resumption of drilling at Media Luna mid-year offset most of the depletion resulting from the better than expected mine ramp up. At Media Luna West, an inaugural Inferred Resource of 506 thousand ounces gold equivalent (“koz AuEq”) was delineated with an average grade of 5.11 grams per tonne (“gpt”) AuEq.

“Mineral reserves for Morelos increased 4% prior to depletion (5% decrease net of depletion), with gains from drilling success at ELG Underground and Media Luna partially offsetting depletion and the reductions in reserves associated with updates to the geological model at Media Luna North. The acquisition of Los Reyes added 2,047 koz AuEq of Indicated Resources and 765 koz AuEq of Inferred

Resources to the Company’s overall resource inventory. With the intent of utilizing a consistent approach to resource modelling across our expanded asset base, we have aligned the application of the “RPEEE” guideline (reasonable prospects for eventual economic extraction) at Morelos with how it has been applied at Los Reyes.

“With record investment in exploration and resource drilling of $77 million in 2026, Torex is well-positioned to build off the drilling success of the last few years as we focus on enhancing and extending the production profile at our flagship Morelos Complex, advancing and de-risking Los Reyes, and surfacing value across our early-stage exploration properties.”

AuEq mineral reserves and mineral resources take into account respective metal prices and metallurgical recoveries for gold (“Au”), silver (“Ag”), and copper (“Cu”) by deposit within each of the underlying properties. Unless otherwise specified, AuEq formulas for mineral reserves and mineral resources can be found in Tables 7 and 8 of this release.

Metal prices used to estimate mineral reserves and mineral resources for Morelos have increased modestly relative to the metal price assumptions previously assumed ($1,650/oz Au versus $1,500/oz Au for reserves and $1,800/oz Au versus $1,650/oz Au for resources). Mineral resources for Los Reyes are unchanged and in line with the estimate (effective date of October 15, 2024) previously reported by Prime Mining Corp., including metal prices of $1,950/oz Au and $25.24/oz Ag.

Detailed breakdowns of mineral reserve and mineral resource estimates can be found in Tables 7 and 8 of this press release. The detailed breakdowns include tonnes, grade, and contained metal estimates by metal, as well as notes accompanying the applicable mineral reserve and mineral resource estimates.

MORELOS

Total Proven and Probable Reserves for Morelos are estimated at 4,839 koz AuEq at an average grade of 3.80 gpt, representing a 5% decrease relative to year-end 2024 reserves of 5,096 koz AuEq at 3.92 gpt. Prior to ore processed, Proven and Probable Reserves increased 207 koz AuEq (+4%), primarily due to ongoing reserve growth at ELG Underground and delineation of new reserves at Media Luna with the commencement of infill drilling towards the middle of the year following completion of the Media Luna Project.

Table 2: Morelos – Change in Proven & Probable Reserves

	Tonnes (kt)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (koz)
Proven & Probable Reserves
December 31, 2025	39,653	3,158	23,519	594	4,839
December 31, 2024	40,408	3,226	26,851	656	5,096
Change – Net	(755)	(69)	(3,332)	(61)	(257)
Change – Net (%)	(2%)	(2%)	(12%)	(9%)	(5%)
Change in Reserves Prior to Ore Processed
Ore Processed	3,538	346	2,047	43	464
Reserves Added/Lost	2,783	277	(1,285)	(19)	207
Change – Prior to Ore Processed (%)	7%	9%	(5%)	(3%)	4%

Notes to Table

1.	Refer to Table 7 for additional disclosure on Proven and Probable Reserves for Morelos.
2.	Ore processed (depletion) in 2025 on a AuEq basis is based on the metal prices and recoveries assumed in the year-end 2024 mineral reserve estimate.
3.	AuEq values take into account metal prices and metallurgical recoveries used in the year-end 2024 and 2025 mineral reserve estimates.
4.	Year-end mineral reserves and year-over-year variance (2025 versus 2024) subject to rounding.

Offsetting the reserves gains were refinements to the Media Luna North geological model (carried out in conjunction with the internal feasibility study) which has led to improved confidence in the underlying model, greater certainty regarding the location of non-mineralized dikes, and revised stope shapes. The resulting impact was an 8% decline in AuEq contained reserves and a 10% increase in reserve tonnes at Media Luna North.

Table 3: Morelos – Change in Measured & Indicated Resources

	Tonnes (kt)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (koz)
Measured & Indicated Resources
December 31, 2025	53,146	4,672	35,874	910	7,262
December 31, 2024	45,679	4,714	38,888	949	7,431
Change – Net	7,467	(42)	(3,014)	(39)	(169)
Change – Net (%)	16%	(1%)	(8%)	(4%)	(2%)
Change in Resources Prior to Ore Processed
Ore Processed	3,146	302	1,638	41	416
Resources Added/Lost	10,613	261	(1,375)	2	247
Change – Prior to Ore Processed (%)	23%	6%	(4%)	0%	3%

Notes to Table

1.	Refer to Table 8 for additional disclosure on Measured and Indicated Resources for Morelos.
2.	Measured and Indicated Resources are inclusive of mineral reserves.
3.	Ore mined (depletion) in 2025 on a AuEq basis is based on the metal prices and recoveries assumed in the year-end 2024 mineral resource estimate.
4.	AuEq values take into account metal prices and metallurgical recoveries used in the year-end 2024 and 2025 mineral resource estimates.
5.	Year-end mineral resources and year-over-year variance (2025 versus 2024) subject to rounding.

Measured and Indicated Resources are estimated at 7,262 koz AuEq at an average grade of 4.25 gpt, representing a 2% decrease relative to the 7,431 koz AuEq at 5.06 gpt at year-end 2024. Prior to ore mined, Measured and Indicated Resources increased 247 koz AuEq (+3%), reflecting a successful infill drill campaign at ELG Underground and commencement of infill drilling at Media Luna mid-year.

Table 4: Morelos – Change in Inferred Resources

	Tonnes (kt)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (koz)
Inferred Resources
December 31, 2025	22,057	1,731	16,093	412	2,906
December 31, 2024	16,526	1,222	14,813	349	2,243
Change – Net	5,532	509	1,280	63	663
Change – Net (%)	33%	42%	9%	18%	30%

Notes to Table:

1.	Refer to Table 8 for additional disclosure on Inferred Resources for Morelos.
2.	AuEq values take into account metal prices and metallurgical recoveries used in the year-end 2024 and 2025 mineral resource estimates.
3.	Year-end mineral resources and year-over-year variance (2025 versus 2024) subject to rounding.

Total Inferred Resources are estimated at 2,906 koz AuEq at an average grade of 4.10 gpt, representing a 30% increase relative to the 2,243 koz AuEq at 4.22 gpt at year-end 2024. The increase in Inferred Resources reflects drilling success at Media Luna North and ELG Underground as well as an inaugural Inferred Resource at Media Luna West of 506 koz AuEq at a grade of 5.11 gpt.

In addition to the impact of drilling, depletion, and model updates on mineral resource estimates for Morelos, the Company made adjustments within the application of RPEEE in estimating resources. The application of RPEEE at Morelos now aligns with how RPEEE is applied at Los Reyes.

Mineral resource estimates prepared for open pit and underground mining methods are constrained for purposes of RPEEE within potentially mineable shapes. Open pit mining methods are constrained using optimized surfaces based on operational information above a cut-off grade and underground mining methods are reported within a potentially mineable shape above a cut-off grade. In cases where potentially mineable volumes contain material with grades below the stated cut-off grade, this material has also been included in the mineral resource estimate. This ‘must take’ material added tonnes and lowered resource grades versus previous resource estimates for Morelos. The application of RPEEE is aligned with CIM best practice guidelines. The direct application of RPEEE does not impact mineral reserves, which already account for economic extraction and incorporate dilution.

LOS REYES

Torex acquired the Los Reyes project in Sinaloa, Mexico in 2025 through the acquisition of Prime Mining. The mineral resource estimate for Los Reyes is unchanged from the mineral resource estimate previously published by Prime Mining (effective date of October 15, 2024).

Table 5: Los Reyes – Mineral Resource Estimate

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Au (koz)	Ag (koz)	AuEq (gpt)	AuEq (koz)
Indicated Resources
Open Pit - Mill	24,657	1.13	35.7	899	28,261	1.52	1,209
Underground - Mill	4,132	3.02	152.4	402	20,243	4.70	624
Open Pit - Heap Leach	20,254	0.29	8.4	190	5,492	0.33	215

Total	49,042	0.95	34.2	1,491	53,995	1.30	2,047

Inferred Resource
Open Pit - Mill	7,211	0.89	42.8	207	9,916	1.36	316
Underground - Mill	4,055	2.10	78.6	273	10,247	2.96	386
Open Pit - Heap Leach	5,944	0.30	7.3	58	1,398	0.33	64

Total	17,210	0.97	39.0	538	21,561	1.38	765

Notes to Table:

1.	Refer to Table 8 for additional disclosure on Indicated and Inferred Resources for Los Reyes.

AuEq values incorporated into the Los Reyes resource estimate follow industry best practices, are aligned with the methodology applied at Morelos, and take into account underlying metal prices and recoveries for each deposit and processing route.

A preliminary economic assessment on Los Reyes is on track for completion by mid-2026 and will be based on the most recent resource model. The Company plans to commence a prefeasibility study on Los Reyes later this year, which is expected to be based on an updated resource model incorporating planned future drilling as well as a review of underlying metal prices and other parameters following completion of the preliminary economic assessment.

METAL PRICE ASSUMPTIONS

Metal prices for Au, Ag, and Cu used to estimate mineral reserves and mineral resources for Morelos have modestly increased relative to prior assumptions. Metal prices used to estimate mineral resources at Los Reyes are unchanged.

Table 6: Metal price assumptions for the estimation on reserves and resources for Morelos Complex

	Current			Previous			Variance
	Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Cu
	($/oz)	($/oz)	($/lb)	($/oz)	($/oz)	($/lb)	($/oz)	($/oz)	($/lb)
Mineral Reserves
Morelos	$1,650	$21.00	$3.85	$1,500	$19.00	$3.50	$150	$2.00	$0.35
Mineral Resources
Morelos	$1,800	$24.00	$4.10	$1,650	$22.00	$3.75	$150	$2.00	$0.35
Los Reyes	$1,950	$25.24	na	$1,950	$25.24	na	$0	$0.00	na

The Company will continue to evaluate opportunities to unlock value from its underlying resource base (including reviewing cut-off grades) with a focus on maximizing margins and mine life while targeting to maintain annual production of at least 420 koz AuEq beyond 2030 at Morelos1 and maximizing the value of Los Reyes. One potential evaluation underway is looking to increase the size of the processing plant at Morelos either through debottlenecking alternatives or expansion of the flotation circuit.

QUALIFIED PERSONS

The scientific and technical data contained in this news release pertaining to mineral resources for the Morelos Complex have been reviewed and approved by Rochelle Collins, P.Geo., (PGO #1412), Principal, Mineral Resource Geologist with Torex Gold, who is a qualified person as defined by NI 43-101.

The scientific and technical data contained in this news release pertaining to mineral resources for Los Reyes have been reviewed and approved by John Sims, President of Sims Resources LLC, an independent contractor and QP as a CPG member with AIPG, who is qualified person as defined by NI 43-101.

The scientific and technical data contained in this news release pertaining to mineral reserves for the Morelos Complex have been reviewed and approved by Johannes (Gertjan) Bekkers, P.Eng., a contractor to Torex Gold (previously served as Vice-President, Mines Technical Services for the Company), who is a qualified person as defined by NI 43-101.

Additional information on the Morelos Complex is available in the Company’s most recent annual information form (“AIF”) dated March 21, 2025 and the technical report entitled “Morelos Property, NI 43-101 Technical Report, ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, Guerrero State, Mexico”, dated effective March 16, 2022 filed on March 31, 2022 (the “Technical Report”) on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

Endnotes

1.

Reference to AuEq production beyond 2030 is predicated on the Company’s latest five-year outlook for AuEq production of 420,000 to 470,000 oz through 2030 as outlined in the Company’s press release “Torex Gold provides 2026 operational guidance and updated five-year outlook” dated January 14, 2026. The five-year outlook assumes Au production of 300,000 to 345,000 oz, Ag production of 2,500 to 2,800 koz, and Cu production of 70 to 75 Mlb. Metal prices used to estimate AuEq production are $4,000/oz Au, $45/oz Ag and $4.90/lb Cu. AuEq = Au (oz) + 1,000 x ($45/$4,000) x Ag (koz) + 1,000,000 x ($4.90/$4,000) x Cu (Mlb).

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements about: mineral resource and mineral reserve estimates; the underlying, long-term resource potential of the Morelos; anticipated spending on exploration and resource drilling in 2026; the ability of the Company to maintain production of at least 420 koz AuEq at Morelos beyond 2030; advancing exploration and development at Los Reyes; delivering a preliminary economic assessment on Los Reyes by mid-2026 and commencing a prefeasibility study on Los Reyes later in 2026. Forward-Looking Information also includes the Company’s key strategic objectives: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. Generally, Forward-Looking Information and statements can be identified by the use of forward-looking terminology such as “forecast,” “plans,” “expects,” or “does not expect,” “is expected,” “strategic,” “to be” or variations of such words and phrases or statements that certain actions, events or results “will,” “may,” “could,” “would,” “might,” “on track,” or “well positioned to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties associated with: the ability to add mineral resources, the ability to upgrade categories of mineral resources with greater confidence levels to mineral reserves, mineral reserve and mineral resource estimation, and such other risks identified in (a) the Technical Report, (b) the AIF, and (c) management’s discussion and analysis (“MD&A”) for the year ended December 31, 2025, and such other risks with unknown but potentially significant impacts. Forward-Looking Information is based on the assumptions discussed in the Technical Report, AIF and MD&A, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made, including without limitation, that political and legal developments will be consistent with current expectations. Although the company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

Table 7: Mineral Reserve Estimate (December 31, 2025)

Property	Deposit	Reserve Category	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Morelos	Media Luna	Proven	7,396	2.93	25.7	0.82	696	6,106	134	4.60	1,095
	Underground	Probable	15,210	2.41	21.9	0.82	1,178	10,719	273	4.02	1,968

		Proven/Probable	22,607	2.58	23.1	0.82	1,874	16,825	408	4.21	3,062

	Media Luna	Proven	—	—	—	—	—	—	—	—	—
	North	Probable	5,546	1.89	25.6	1.10	337	4,556	135	4.03	719

	Underground	Proven/Probable	5,546	1.89	25.6	1.10	337	4,556	135	4.03	719

	ELG	Proven	1,412	4.36	7.2	0.31	198	328	10	4.96	225
	Underground	Probable	3,598	4.17	7.2	0.29	482	828	23	4.74	548

		Proven/Probable	5,011	4.22	7.2	0.30	680	1,157	33	4.80	773

	ELG	Proven	—	—	—	—	—	—	—	—	—
	Open Pit	Probable	614	2.43	15.8	0.46	48	312	6	2.62	52

		Proven/Probable	614	2.43	15.8	0.46	48	312	6	2.62	52

	Stockpiles	Proven	5,876	1.15	3.5	0.10	218	669	13	1.23	233
		Probable	—	—	—	—	—	—	—	—	—

		Proven/Probable	5,876	1.15	3.5	0.10	218	669	13	1.23	233

	Total	Proven/Probable	39,653	2.48	18.4	0.68	3,158	23,519	594	3.80	4,839

Torex (All)	Total	Proven/Probable	39,653	2.48	18.4	0.68	3,158	23,519	594	3.80	4,839

Notes to accompany the mineral reserve table:

1.	Mineral reserves were developed in accordance with CIM (2019) guidelines.
2.	Mineral reserves are founded on Measured and Indicated Resources, with an effective date of December 31, 2025, unless otherwise noted.
3.	Mineral reserves are considered appropriate for metal prices of $1,650/oz gold (“Au”), $21/oz silver (“Ag”), and $3.85/lb copper (“Cu”), unless otherwise noted.
4.

Rounding may result in apparent summation differences between tonnes, grade, and contained metal content. Stockpile mineral reserves are estimated using production and survey data and apply the gold equivalent (“AuEq”) formula for the intended processing method.

5.	AuEq on a total basis is established from combined contributions of the various deposits. AuEq estimates account for metal prices and metallurgical recoveries.
6.	The qualified person for the mineral reserve estimate is Johannes (Gertjan) Bekkers, P. Eng., an independent contractor and former VP of Mines Technical Services for Torex Gold.
7.	The qualified person is not aware of mining, metallurgical, infrastructure, permitting, or other factors that materially affect the mineral reserve estimates.
8.	Morelos – Media Luna Underground:

a.

Mineral reserves are reported above an in-situ ore cut-off grade of 2.4 gpt AuEq and an in-situ incremental cut-off grade of 2.0 gpt AuEq. Cut-off grades and mining shapes assume metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.

b.	Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and include estimates for dilution and mining losses.
c.	AuEq = Au (gpt) + (Ag (gpt) * 0.0122) + (Cu (%) * 1.6533).
9.	Morelos – Media Luna North Underground:

a.

Mineral reserves are reported above an in-situ ore cut-off grade of 2.5 gpt AuEq and an in-situ incremental cut-off grade of 2.0 gpt AuEq. Cut-off grades and mining shapes assume metallurgical recoveries of 89% Au, 88% Ag, and 92% Cu.

b.	Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and include estimates for dilution and mining losses.
c.	AuEq = Au (gpt) + (Ag (gpt) * 0.0126) + (Cu (%) * 1.6539).
10.	Morelos – ELG Underground:

a.

Mineral reserves are reported above an in-situ ore cut-off grade of 2.8 gpt AuEq and an in-situ incremental cut-off grade of 1.6 gpt AuEq. Cut-off grades and mining shapes assume metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.

b.	Mineral reserves within designed mine shapes assume mechanized cut and fill supplemented with long hole mining method and include estimates for dilution and mining losses.
c.	AuEq = Au (gpt) + (Ag (gpt) * 0.0122) + (Cu (%) * 1.6533).
11.	Morelos – ELG Open Pit:

a.	ELG Open Pit mineral reserves are reported above an in-situ cut-off grade of 1.2 gpt Au and including low grade mineral reserves are reported above an in-situ cut-off grade of 0.88 gpt Au.
b.	Assumes average metallurgical recoveries of 89% Au, 30% Ag, and 15% Cu.
c.	Mineral reserves within the designed pit include assumed estimates for dilution and ore losses.
d.	AuEq = Au (gpt) + (Ag (gpt) * 0.0043) + (Cu (%) * 0.2697).
12.	Morelos – Stockpiles:

a.	Stockpiles include open pit and underground material previously mined.
b.	Open pit stockpiles assumed metallurgical recoveries of 89% Au, 30% Ag, and 15% Cu and underground stockpiles assume 90% Au, 86% Ag, and 93% Cu.
c.

AuEq (blended) = Au (gpt) + (Ag (gpt) * 0.0056) + (Cu (%) * 0.5948) based on AuEq (open pit) = Au (gpt) + (Ag (gpt) * 0.0043) + (Cu (%) * 0.2697) and AuEq (underground) = Au (gpt) + (Ag (gpt) * 0.0122) + (Cu (%) * 1.6533).

Table 8: Mineral Resource Estimate (December 31, 2025)

Property	Deposit	Resource Category	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Morelos	Media Luna	Measured	9,618	3.03	28.2	0.92	936	8,728	196	4.88	1,508
	Underground	Indicated	24,070	2.33	23.5	0.87	1,800	18,165	461	4.03	3,115

		Measured/Indicated	33,687	2.53	24.8	0.88	2,736	26,893	656	4.27	4,623

		Inferred	8,211	2.26	19.3	0.84	596	5,087	152	3.86	1,018
	Media Luna	Measured	—	—	—	—	—	—	—	—	—
	North	Indicated	7,598	2.13	26.8	1.11	520	6,537	187	4.28	1,046

	Underground	Measured/Indicated	7,598	2.13	26.8	1.11	520	6,537	187	4.28	1,046

		Inferred	9,687	1.78	31.9	1.08	554	9,936	230	3.94	1,226

	Media Luna	Measured	—	—	—	—	—	—	—	—	—
	West	Indicated	—	—	—	—	—	—	—	—	—

	Underground	Measured/Indicated	—	—	—	—	—	—	—	—	—

		Inferred	3,079	4.49	8.6	0.35	445	848	23	5.11	506
	ELG	Measured	3,974	4.01	6.1	0.26	512	775	22	4.50	575
	Underground	Indicated	7,364	3.57	6.0	0.24	845	1,427	39	4.03	955

		Measured/Indicated	11,338	3.72	6.0	0.25	1,357	2,203	62	4.20	1,530

		Inferred	1,074	3.92	6.4	0.29	135	220	7	4.46	154
	ELG	Measured	—	—	—	—	—	—	—	—	—
	Open Pit	Indicated	523	3.54	14.4	0.45	59	241	5	3.72	63

		Measured/Indicated	523	3.54	14.4	0.45	59	241	5	3.72	63

		Inferred	6	3.56	5.9	0.45	1	1	0	3.70	1

	Total	Measured/Indicated	53,146	2.73	21.0	0.78	4,672	35,874	910	4.25	7,262

		Inferred	22,057	2.44	22.7	0.85	1,731	16,093	412	4.10	2,906

Los Reyes	Open Pit	Measured	—	—	—	—	—	—	—	—	—
	Mill	Indicated	24,657	1.13	35.7	—	899	28,261	—	1.52	1,209

		Measured/Indicated	24,657	1.13	35.7	—	899	28,261	—	1.52	1,209

		Inferred	7,211	0.89	42.8	—	207	9,916	—	1.36	316
	Underground	Measured	—	—	—	—	—	—	—	—	—
	Mill	Indicated	4,132	3.02	152.4	—	402	20,243	—	4.70	624

		Measured/Indicated	4,132	3.02	152.4	—	402	20,243	—	4.70	624

		Inferred	4,055	2.10	78.6	—	273	10,247	—	2.96	386

	Open Pit	Measured	—	—	—	—	—	—	—	—	—
	Heap Leach	Indicated	20,254	0.29	8.4	—	190	5,492	—	0.33	215

		Measured/Indicated	20,254	0.29	8.4	—	190	5,492	—	0.33	215

		Inferred	5,944	0.30	7.3	—	58	1,398	—	0.33	64

	Total	Measured/Indicated	49,042	0.95	34.2	—	1,491	53,995	—	1.30	2,047

		Inferred	17,210	0.97	39.0	—	538	21,561	—	1.38	765

Torex (All)	Total	Measured/Indicated	102,188	1.88	27.4	0.40	6,163	89,870	910	2.83	9,309

		Inferred	39,267	1.80	29.8	0.48	2,269	37,654	412	2.91	3,671

Notes to accompany the mineral resource table:

1.	Mineral resources were prepared in accordance with the CIM Definition Standards (2014) and Estimation of Mineral Resource and Mineral Reserve Best Practice guidelines (2019).
2.	Gold equivalent (“AuEq”) of total mineral resources is established from combined contributions of the various deposits. AuEq estimates account for metal prices and metallurgical recoveries.
3.	Mineral resources are inclusive of mineral reserves (excluding stockpiles). Mineral resources that are not mineral reserves do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Notes to accompany Morelos mineral resources:

1.	The effective date of the estimates is December 31, 2025.
2.	Mineral resources are depleted above a mining surface or to the as-mined solids as of December 31, 2025.
3.	Mineral resources for Morelos are based on underlying metal prices of $1,800/oz gold (“Au”), $24/oz silver (“Ag”), $4.10/lb copper (“Cu”), unless otherwise noted.
4.	The preparation of the estimates was prepared by Rochelle Collins, P. Geo. (Ontario), Principal, Mineral Resources for Torex Gold.
5.	Morelos – Media Luna Underground:

a.	Mineral resources are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining methods are a combination of long-hole open stoping and mechanized cut-and-fill.
b.

Mineral resources were estimated using ID3 method applied to 1.5 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

c.	Assumes metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.
d.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.
e.	AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104).
6.	Morelos – Media Luna North Underground:

a.	Mineral resources are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining method is long-hole open stoping.
b.

Mineral resources were estimated using ID3 method applied to 1.0 mcapped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

c.	Assumes metallurgical recoveries of 89% Au, 88% Ag, and 92% Cu.
d.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.5 g/cm3.
e.	AuEq = Au (gpt) + (Ag (gpt) * 0.0132) + (Cu (%) * 1.6145).
7.	Morelos – Media Luna West Underground:

a.	Mineral resources are reported above a 2.1 gpt AuEq cut-off grade. The assumed mining method is from underground methods, using long-hole open stoping.
b.	Mineral resources were estimated using ID3 method applied to 3.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m.
c.	Assumes metallurgical recoveries of 88% Au, 75% Ag, and 85% Cu.
d.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.
e.	AuEq = Au (gpt) + (Ag (gpt) * 0.0114) + (Cu (%) * 1.5086).
8.	Morelos – ELG Underground:

a.	Mineral resources are reported above a 2.2 gpt AuEq cut-off grade. The assumed underground mining method is mechanized cut-and-fill.
b.

Mineral resources were estimated using ordinary kriging method applied to 1.5 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

c.	Assumes metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.
d.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.
e.	AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104).
9.	Morelos – ELG Open Pit:

a.	Mineral resources for ELG Open Pit are reported above an in-situ cut-off grade of 0.78 gpt Au.
b.

Mineral resources were estimated using ordinary kriging method applied to 1.5 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks. Mineral resources are reported inside an optimized pit shell, underground mineral reserves at ELD within the El Limón pit shell have been excluded from the open pit mineral resources.

c.	Average metallurgical recoveries are 89% Au, 30% Ag, and 15% Cu.
d.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.
e.	AuEq = Au (gpt) + (Ag (gpt) * 0.0045) + (Cu (%) * 0.2627).

Notes to accompany Los Reyes mineral resources:

1.	The effective date of the estimates is October 15, 2024.
2.	Mineral resources for Los Reyes are based on underlying metal prices of $1,950/oz Au and $25.24/oz Ag, unless otherwise noted.
3.	The estimate was prepared by John Sims, President of Sims Resources LLC, an independent contractor and QP as a CPG member with AIPG.
4.	Los Reyes – Open Pit (Mill and Heap Leach):

a.	Open Pit Resource estimates are based on economically constrained open pits generated using the Hochbaum Pseudoflow algorithmin Datamine’s Studio NPVS and the following optimization parameters:
b.	Assumes mill recoveries of 95.6% for Au and 81% for Ag and heap leach recoveries of 73% Au and 25% Ag.
c.	Pit slopes by area ranging from42-47 degrees overall slope angle.
d.	5% ore loss and 5% dilution factor applied to the 5 m x 5 m x 5 m open pit resource block models.
e.

Mining costs of $2.00 per tonne of waste mined and $2.50 per tonne of ore mined. Milling costs of $16.81 per tonne processed. Heap leach costs of $5.53 per tonne processed. G&A cost of $2.00 per tonne of material processed. Royalty of 3% and selling cost of 1% were also applied.

f.	A 0.17 gpt gold only cutoff was applied to ex-pit processed material (which is above the heap-leaching NSR cutoff).
g.	AuEq (Open Pit Mill) = Au (gpt) + (Ag (gpt) * 0.0110) and AuEq (Open Pit Heap Leach) = Au (gpt) + (Ag (gpt) * 0.0046).
5.	Los Reyes – Underground (Mill):

a.	Underground Resource estimates are based on economically constrained stopes generated using Datamine’s Mineable Shape Optimizer (MSO) algorithm and the following optimization parameters:
b.	Diluted to a minimum 4 m stope width with a 98% mining recovery.
c.	Assumes mill recoveries of 95.6% for Au and 81% for Ag.
d.

Mechanized cut-and-fill mining with a $60.00 per tonne cost. Milling costs of $16.81 per tonne processed. G&A cost of $4.00 per tonne of material processed. Royalty of 3% and selling cost of 1% were also applied.

e.	AuEq (Underground Mill) = Au (gpt) + (Ag (gpt) * 0.0110).

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